Exhibit 99.1

ENTERA BIO LTD.

Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem, Israel

May 13, 2020
______________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 25, 2020
________________________________

Dear Shareholders:

We cordially invite you to attend the annual general meeting of shareholders, or the Meeting, of Entera Bio Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, June 25, 2020, at our offices located at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)
To ratify and approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2020, and authorize the Company’s board of directors, or the Board, (or the Audit Committee, if authorized by the Board) to determine the compensation of the auditors in accordance with the volume and nature of their services (“Proposal 1”);

(2)	To elect each of the following nominees to serve as directors of the Company, as follows (“Proposal 2”):

(a)	Re-elect Mr. Gerald Lieberman as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023;

(b)	Re-elect Mr. Gerald M. Ostrov as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023;

(c)	Ratify and approve the election of Mr. Sean Ellis, as a Class III director of the Company until the Company’s annual general meeting of shareholders to be held in 2023; and

(d)	Ratify and approve the election of Mr. Adam Gridley as a Class II director of the Company until the Company’s annual general meeting of shareholders to be held in 2022;

(3)	To ratify and approve a one-time grant of compensation to Mr. Gridley, our CEO (“Proposal 3”);

(4)	To ratify and approve an amendment to the terms of compensation of Dr. Phillip Schwartz, our President of R&D (“Proposal 4”);

(5)	To ratify and approve a one-time grant of compensation to Dr. Arthur Santora, our Chief Medical Officer (“Proposal 5”);

(6)	To ratify and approve the amended terms of compensation of Ms. Dana Yaacov-Garbeli, our Israel-based Chief Financial Officer (“Proposal 6”); and

(7)	To ratify and approve the purchase of a professional liability insurance policy for our current and future directors and officers (“Proposal 7”).

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2019, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on Monday, May 18, 2020 are entitled to notice of and to vote at the Meeting.

The vote of our shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, or AST, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use. You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope as promptly as possible to our address below, c/o Dana Yaacov-Garbeli, our Israel-based CFO. You may also vote your shares through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on June 24, 2020. If voting by mail, the proxy must be received at our registered office at least four (4) hours prior to the Meeting (that is, by 1:00 p.m. (Israel time), Thursday, June 25, 2020) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee) will receive voting information forms and other voting information from their broker, bank, trustee or other nominee, and should return their forms to their broker, bank, trustee or other nominee as further explained in the applicable instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form, to submit their voting instructions to their brokers, trustees or nominees by other means, if so indicated on their voting instructions form.

Approval of each Proposal requires the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof. This means that the numbers of shares voted “for” the proposal must exceed the numbers of shares voted “against” the proposal. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote.

In addition, under Israeli law, approval of each of Proposals 3 through 7 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present, in person or by proxy, and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that is voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.
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Please see the discussion under “—Vote Required for Approval of Each of the Proposals” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to Proposals 3 through 7, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of any such Proposal.

An electronic copy of the enclosed proxy materials will also be available for viewing under the tab “—Investors” section on our website at www.enterabio.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.enterabio.com under the tab “—Investors—SEC Filings.” Our telephone number at our registered office is +972 (2) 532-7151.

If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the internet by following the instructions provided above or in the proxy statement. Ordinary shares can be voted at the Meeting only if the holder is present or represented by proxy.

Sincerely, /s/ Mr. Gerald Lieberman Chairman of the Board of Directors

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_________________________

PROXY STATEMENT
__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 25, 2020

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Entera Bio Ltd., to which we refer as Entera or the Company, to be voted at the annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the annual general meeting of shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Thursday, June 25, 2020, at our offices located at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

This proxy statement, the attached notice of the annual general meeting of shareholders and the enclosed proxy card are being made available to holders of the Company’s ordinary shares, on or about May 13, 2020.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on May 18, 2020, or the Record Date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “—How You Can Vote” below. Whether or not you attend the Meeting, your vote is important, accordingly, our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting. Thus, if you cannot attend the Meeting, you are asked to sign and return the applicable proxy card regardless of the number of shares you own.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)
To ratify and approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2020, and authorize the Board (or the Audit Committee, if authorized by the Board) to determine the compensation of the auditors in accordance with the volume and nature of their services (“Proposal 1”);

(2)	To elect each of the following nominees to serve as directors of the Company, as follows (“Proposal 2”):

(a)	Re-elect Mr. Gerald Lieberman as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023;

(b)	Re-elect Mr. Gerald M. Ostrov as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023;

(c)	Ratify and approve the election of Mr. Sean Ellis, as a Class III director of the Company until the Company’s annual general meeting of shareholders to be held in 2023; and

(d)	Ratify and approve the election of Mr. Adam Gridley as a Class II director of the Company until the Company’s annual general meeting of shareholders to be held in 2022;

(3)	To ratify and approve a one-time grant of compensation to Mr. Gridley, our CEO and director (“Proposal 3”);

(4)	To ratify and approve an amendment to the terms of compensation of Dr. Phillip Schwartz, our President of R&D (“Proposal 4”);

(5)	To ratify and approve a one-time grant of compensation to Dr. Arthur Santora, our Chief Medical Officer (“Proposal 5”);

(6)	To ratify and approve the amended terms of compensation of Ms. Dana Yaacov-Garbeli, our Israel-based Chief Financial Officer (“Proposal 6”); and

(7)	To ratify and approve the purchase of a professional liability insurance policy for our current and future directors and officers (“Proposal 7”).

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2019, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED BELOW.

PROPOSAL 1

RATIFICATION AND APPROVAL OF APPOINTMENT & COMPENSATION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Background

The Company’s Audit Committee and the Board have selected the accounting firm Kesselman & Kesselman, a member firm of PwC, an independent registered public accounting firm, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2020.

Shareholders are being asked to ratify and approve the appointment of Kesselman & Kesselman, a member firm of PwC, as the Company’s independent auditors for 2020, and to authorize the Board to set the compensation of such auditors. Subject to the shareholders ratifying and approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee.

The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors, as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the appointment of Kesselman & Kesselman, a member firm of PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2020, be, and it hereby is, ratified and approved, and that the Board (or the Audit Committee, if authorized by the Board) be and hereby is, authorized to determine the compensation of the auditors in accordance with the volume and nature of their services.”

Required Majority

Approval of Proposal 1 requires a majority of the voting power present in person or by proxy and voting at the Meeting or at any postponement or adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1.

PROPOSAL 2

ELECTION OF MR. GERALD LIEBERMAN, MR. GERALD M. OSTROV, MR. SEAN ELLIS AND MR. ADAM
GRIDLEY AS DIRECTORS OF THE COMPANY

Background

Our board of directors (other than external directors) is divided into three classes, with staggered three-year terms and one director class coming up for election each year. The members of our Board are divided into classes as follows:

•	The Class I directors are Zeev Bronfeld and Roger Garceau;
•	The Class II directors are Phillip Schwartz, Yonatan Malca and Adam Gridley; and
•	The Class III director are Gerald Lieberman, Gerald M. Ostrov and Sean Ellis.

 Our Board has the power, at any time and from time to time, to appoint any person to be a director, either to fill an occasional vacancy or as an addition to the existing Board, and shall place any such new director in a class, so that each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding external directors).

The Class I directors were re-elected at our 2018 annual meeting of shareholders to serve until our annual meeting of shareholders in 2021. The Class II directors were re-elected at our 2019 annual meeting of shareholders to serve until our annual meeting of shareholders in 2022. Pursuant to our Articles of Association, or Articles, the term of office of the Class III directors expires at the Meeting. Any director whose term has expired may be re-elected to the Board, except as provided by applicable law.

Generally, the Company seeks to appoint individuals with broad experience and expertise at the management level in the pharmaceuticals or biotechnology industry or other relevant business ventures or that have achieved exceptional academic or professional acclaim in areas related to the Company’s activities, and who possess the ability to provide valuable insights and practical wisdom as well as sufficient time to effectively carry out his or her duties as a director. The Board carefully selects and reviews candidates in light of these qualifications and in view of legal constraints applicable to its composition.

In April 2014 and in May 2019, Mr. Lieberman and Mr. Ostrov were elected as directors of the Company, respectively. In July 2018, Mr. Lieberman was also elected as Chairman of the Board. Mr. Ostrov also serves as a member of our Audit Committee and Compensation Committee.

Mr. Sean Ellis and our CEO Mr. Adam Gridley were also appointed by our Board to serve as our directors in June and November 2019, respectively, in addition to the existing Board members. The term of office of Mr. Ellis and Mr. Gridley also expires at the Meeting.

As evident from their credentials, as set forth below, Mr. Lieberman, Mr. Ostrov, Mr. Ellis and Mr. Gridley are each well qualified for the respective position and have already fulfilled our expectations to contribute significantly to the Company. Our Board has determined to classify Mr. Ellis as a Class III director, and Mr. Gridley as a Class II director, and to re-classify Mr. Lieberman as a Class III director and Mr. Ostrov as a Class III director, so that each class of directors shall consist of approximately one-third of the total number of directors constituting the entire Board (excluding external directors).

If re-elected, Mr. Lieberman, Mr. Ostrov and Mr. Ellis will be entitled to receive the compensation paid to each of our non-executive directors, as described in the Proxy Statement for our 2019 Annual General Meeting of Shareholders, filed with the SEC on April 15, 2019 under “—Proposal 4 – Approval of the Amended Terms of Compensation of the Company’s Non-Executive Directors.” If re-elected Mr. Gridley will be entitled to compensation as the Company’s Chief Executive Officer, as further described below in Proposal 3.

Furthermore, each director will, if re-elected, continue to benefit from the indemnification letters previously provided by the Company, as previously approved by our shareholders, and will be included in the Company’s directors’ and officers’ liability insurance, subject to approval of Proposal 7.

Set forth below is information about each nominee, including age, positions held with our Company, principal occupation, business history and experience as directors:

Mr. Gerald Lieberman (73) has served as a member of our board of directors since April 2014 and became our Chairman in July 2018. Mr. Lieberman is also a member of the board of directors of Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA), a global leader in pharmaceuticals and the world’s largest generic drug developer and manufacturer, where he chairs the Audit Committee and serves on both the Human Resources and Compensation Committee and the Finance Committee. He also serves as Chairman of the Board of Directors of DosenRx, Ltd., a Digital health company that has developed a personalized, patient-controlled device for delivering medication. He is also currently a special advisor at Reverence Capital Partners, a private investment firm focused on the middle-market financial services industry. From 2000 to 2009, Mr. Lieberman was an executive at Alliance Bernstein L.P., where he served as President and Chief Operating Officer from 2004 to 2009, as Chief Operating Officer from 2003 to 2004 and as Executive Vice President, Finance and Operations from 2000 to 2003. From 1998 to 2000, he served as Senior Vice President, Finance and Administration at Sanford C. Bernstein & Co., Inc., until it was acquired by Alliance Capital in 2000, forming AllianceBernstein L.P. Prior to that, he served in various executive positions at Fidelity Investments and at Citicorp. Prior to joining Citicorp, he was a certified public accountant with Arthur Andersen. He previously served on the board of directors of Forest Laboratories, LLC from 2011 to 2014, Computershare Ltd. from 2010 to 2012 and AllianceBernstein L.P. from 2004 to 2009. Mr. Lieberman received a B.S. Beta Gamma Sigma with honors in business from the University of Connecticut.

Mr. Gerald M. Ostrov (70) has served as a member of our board of directors since January 2019. Mr. Ostrov consults and invests in new technologies in the medical device and consumer products fields. Mr. Ostrov currently serves on the board of directors of several privately held companies, including Mother’s Choice, a natural products company working with industry giants, Addon Optics, an innovative technology company, and Nuvo, a developer of next generation baby and mother health monitoring for both hospital and home use. From 2008 to 2010, he served as Chairman and CEO of Bausch & Lomb. There Mr. Ostrov led the stabilization, streamlining and pipeline building of Bausch & Lomb following its going-private transaction. From 1998 until 2006, Mr. Ostrov very successfully served as Company Group Chairman for Johnson & Johnson’s Worldwide Vision Care businesses. From 1991 to 1998, Mr. Ostrov worked for Johnson & Johnson and quickly rose to serve as Company Group Chairman of the Consumer and Personal Care businesses in North America. From 1982 to 1991, he served as President of CIBA Consumer Pharmaceuticals Company. From 1976 to 1982, he worked for the Health Care Division of Johnson & Johnson. From 1973 to 1976, Mr. Ostrov worked at Procter & Gamble. Mr. Ostrov holds a B.S. from Cornell and an M.B.A. from Harvard.

Mr. Sean Ellis (46) has served as a member of our board of directors since June 2019. Mr. Ellis brings extensive knowledge of both life science industries and the U.S. financial markets, with a longstanding history in asset management. Mr. Ellis is a fund manager of Centillion Fund, a venture capital fund dedicated to Israeli investments, with a primary focus on investments in the biotech and healthcare industries. Centillion is one of Entera Bio’s earliest investors and largest shareholders. Mr. Ellis is also the Managing Partner and founder of Redstone Capital, a technology venture capital fund operating in Eastern Europe and funded by SBI Japan and others. He holds a BA from New York University and MBA from Columbia University.

Mr. Adam Gridley (47) has served as our Chief Executive Officer since August 2019 and as a director since November 2019. Mr. Gridley is currently a director and Executive Chairman at LifeSprout and a member of the board of advisors for Life Science Cares in Boston. From May 2014 to September 2019, Mr. Gridley previously served as the President and CEO, and a director of Histogenics Corporation (NASDAQ: HSGX), a cell therapy company developing products for the orthopedics market. Before joining Histogenics, Mr. Gridley served in several senior roles at Merz, a privately-held specialty healthcare company. As Senior Vice President, Technical Operations at Merz, he led a variety of functions, including R&D, Manufacturing, Quality Operations, Finance and IT for a portfolio of aesthetics, dermatology, neurology and OTC products that generated annual revenues of over $300 million. Previously, Mr. Gridley was Senior Vice President of Corporate Development for BioForm Medical, which was acquired by Merz in 2010. Mr. Gridley holds a B.S. and a M.B.A. from the University of Denver.

Our Board recommends that shareholders ratify and approve the appointment of each of Mr. Ellis and Mr. Gridley as directors of the Company for a term of office until the Company’s annual general meeting of shareholders to be held in 2023 and 2022, respectively, and further recommends that shareholders approve the re-election of Mr. Gerald Lieberman and Mr. Gerald M. Ostrov to serve as directors of the Company, for a term of office until the Company’s annual general meeting of shareholders to be held in 2023, subject to the provisions of the Articles and the Israeli Companies Law, 5759-1999, or the Companies Law, as amended from time to time.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a) “RESOLVED, that the re-election of Mr. Gerald Lieberman to serve as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023, be, and it hereby is, approved.”

(b) “RESOLVED, that the re-election of Mr. Gerald M. Ostrov to serve as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023, be, and it hereby is, approved.”

(c) “RESOLVED, that the election of Mr. Sean Ellis to serve as a Class III director of the Company until the Company’s annual general meeting of shareholders to be held in 2023, be, and it hereby is, ratified and approved.”

(d) “RESOLVED, that the election of Mr. Adam Gridley to serve as a Class II director of the Company until the Company’s annual general meeting of shareholders to be held in 2022, be, and it hereby is, ratified and approved.”

Required Majority

Approval of each of Proposal 2(a), 2(b), 2(c) and 2(d) requires a majority of the voting power present in person or by proxy and voting at the Meeting or at any postponement or adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of Proposal 2(a), 2(b), 2(c) and 2(d).

PROPOSAL 3

RATIFICATION AND APPROVAL OF A ONE-TIME GRANT OF COMPENSATION TO MR. ADAM GRIDLEY,
OUR CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Mr. Adam Gridley was appointed as our Chief Executive Officer, or CEO, in August 2019, and as a director in November 2019. Mr. Gridley is currently also a director and Executive Chairman at LifeSprout and a member of the board of advisors for Life Science Cares in Boston. From May 2014 to September 2019, Mr. Gridley served as the President and CEO, and a director of Histogenics Corporation (NASDAQ: HSGX), a cell therapy company developing products for the orthopedics market. Before joining Histogenics, Mr. Gridley served in several senior roles at Merz, a privately-held specialty healthcare company. As Senior Vice President, Technical Operations at Merz, he led a variety of functions, including R&D, Manufacturing, Quality Operations, Finance and IT for a portfolio of aesthetics, dermatology, neurology and OTC products that generated annual revenues of over $300 million. Previously, Mr. Gridley was Senior Vice President of Corporate Development for BioForm Medical, which was acquired by Merz in 2010. Mr. Gridley holds a B.S. and a M.B.A. from the University of Denver.

In 2019, the compensation committee retained the services of a compensation consultant, Brightman Almagor Zohar & co. (Deloitte) to conduct a comparative survey of the compensation of chief executive officers. The 2019 comparative survey examined the publicly-reported cash and equity compensation range in 9 comparable U.S., and 6 comparable Israeli pharmaceutical and biotechnology companies.

Based on such survey, upon his appointment as CEO in August 2019 our Compensation Committee and Board resolved, and in October 2019 our shareholders approved to: (a) set Mr. Gridley’s annual salary at $475,000; (b) approve Mr. Gridley’s annual cash bonus of up to 50% of his base salary (up to $237,500), pro-rated to the actual days Mr. Gridley has been engaged with the Company, subject to achieving key performance indicators, as shall be determined and approved by the Compensation Committee and the Board, at the beginning of each calendar year for which the bonus is paid; (c) approve Mr. Gridley’s one-time grant of options to purchase 696,587 ordinary shares; and (d) approve Mr. Gridley’s eligibility to participate in the Company’s standard full-time employment benefits that are offered by the Company from time to time and additional compensation components as fully described in the Proxy Statement for our 2019 Extraordinary General Meeting of Shareholders, filed with the SEC on August 29, 2019, under “—Proposal 1 – Ratification and Approval of the Compensation Terms of Mr. Adam Gridley, our Chief Executive Officer.” Such resolutions were passed in view of Mr. Gridley’s credentials and capabilities, proven track record and our expectation of his continued contributions.

Since his appointment as CEO, Mr. Gridley has played a major role in leading the growth and evolution of the Company during this time period, including the Company’s successful recent capital financing and the formation and build-out of the Company’s U.S. headquarters and operations.

In recognition of Mr. Gridley’s significant contribution to our Company as CEO: (a) on February 25, 2020 and on March 23, 2020 our Compensation Committee and our Board, respectively, have determined to grant Mr. Gridley a one-time cash bonus, and (b) on April 17, 2020, our Compensation Committee and on April 20, 2020 our Board, respectively, have determined to grant Mr. Gridley an equity incentive award, as follows:

(i)
Cash Bonus.  A one-time cash bonus in the amount of $110,000 in consideration for Mr. Gridley’s service to the Company as CEO in 2019. This one-time cash bonus represented 57% of his base salary for 2019 pro-rated to the actual days Mr. Gridley has been engaged with the Company as CEO commencing as of August 5, 2019.

(ii)
Options. As of April 20, 2020, a one-time grant of options to purchase 31,502 ordinary shares par value NIS 0.0000769 each, of the Company, under the 2018 Plan, and subject to the requirements of applicable laws and regulations. The options will have an exercise price of $1.96, and will vest over four (4) years, with 25% of the options vesting at the end of the first anniversary of the grant date, and thereafter the remaining 75% of the options shall vest in equal quarterly increments over the following three (3) years, so long as his engagement with the Company is still in effect.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to  ratify and approve the one-time grant of compensation of Mr. Gridley, our CEO and, subject to approval of Proposal 2(d), our director. We are now seeking shareholder approval, as required under the Companies Law, by a special majority, of the one-time grant of compensation of Mr. Gridley, as described herein.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the one-time grant of compensation to Mr. Adam Gridley, our CEO, as described in Proposal 3 of the Company’s Proxy Statement for the Company’s 2020 Annual General Meeting of Shareholders, be, and hereby is, ratified and approved.”

Required Majority

Proposal 3 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i)  Proposal 3 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 3, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 3 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 3, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3.

PROPOSAL 4

RATIFICATION AND APPROVAL OF AN AMENDMENT TO THE TERMS OF COMPENSATION OF DR.
PHILLIP SCHWARTZ, OUR PRESIDENT OF R&D

Background

Dr. Phillip Schwartz was appointed as our President of Research and Development in August 2019, and as our director since our inception in 2010. Dr. Schwartz has previously served as our Chief Executive Officer from our inception in 2010 to August 2019. Dr. Schwartz has more than 20 years of biotech and pharmaceutical industry experience. He previously served as the manager of clinical affairs at Endo Pharmaceuticals plc from 2005 to 2010 and at Serono from 2002 to 2005, and held multiple positions in medical affairs, business development and clinical trial development at each of Endo Pharmaceuticals plc and Serono. He has also worked as an external consultant for a number of venture capital firms. He has also consulted privately and served as an associate of Health Advances, LLC for more than 20 large biotech and pharmaceutical companies from 2000 to 2002. He has multiple publications in tier one peer-reviewed journals and has presented papers at numerous international conferences. He has also worked in the neurobiology laboratory of Nobel Laureate Professor Torsten Wiesel of the Rockefeller University. Dr. Schwartz holds a B.A. in psychology and architecture from Columbia University, an M.Sc. in immunology while studying under Professor Irun Cohen at the Weizmann Institute, and a Ph.D. in neurobiology/development/oncology from Harvard Medical School. In addition to his scientific training, Dr. Schwartz completed numerous clinical courses as part of his program at Harvard Medical School. After completing his Ph.D., Dr. Schwartz was a fellow in pediatric oncology at the Dana Farber Cancer Institute and an officer of Harvard University Medical School.

In 2019, since his appointment as President of Research and Development, Dr. Schwartz has continued to lead the Company’s research and development and business development activities.

Pursuant to the Companies Law, any transaction between us and a director relating to his or her compensation as a director or other position with the Company must generally be consistent with the Compensation Policy and must be approved by the Compensation Committee and the Board. If such transaction is not consistent with the Compensation Policy, then it must also be approved by the Company’s shareholders by a special majority.

In appreciation of Dr. Schwartz’s significant contribution to our Company as President of Research and Development in 2019, on February 25, 2020, and on March 23, 2020, our Compensation Committee and the Board, respectively, have determined to amend the terms of compensation of Dr. Schwartz, effective as of January 1, 2020, as follows:

(i)	Base Salary. Dr. Schwartz will be entitled to an annual gross base salary of $293,164 in accordance with the Company’s regular payroll practice in effect from time to time.

(ii)	Cash Bonus. Dr. Schwartz will be entitled to a one-time cash bonus in the amount of $30,000 for his service to the Company as President of Research and Development in 2019.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to ratify and approve the amendment to the terms of compensation of Dr. Schwartz, our President of R&D. We are now seeking shareholder approval, as required under the Companies Law, by a special majority, to the amendment of the terms of compensation of Dr. Schwartz, as described herein.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the amendment to the terms of compensation of Dr. Phillip Schwartz, our President of R&D, as described in Proposal 4 of the Company’s Proxy Statement for the Company’s 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.”

Required Majority

Proposal 4 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 4 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 4, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 4 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 4, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 4.

PROPOSAL 5

RATIFICATION AND APPROVAL OF A ONE-TIME GRANT OF COMPENSATION TO DR. ARTHUR
SANTORA, OUR CHIEF MEDICAL OFFICER

Background

Dr. Arthur Santora was appointed as our Chief Medical Officer, or CMO, in September 2018. Dr. Santora has more than 30 years of experience in the biopharmaceutical industry. He spent the majority of his career in the clinical research team at Merck & Co., Inc., from June 1989 to March 2017, where he was the lead clinical research physician responsible for much of the clinical development of Fosamax® (alendronate sodium), one of the world’s most prescribed osteoporosis treatments. He was closely involved in the clinical development of Merck’s once-weekly Fosamax Plus D (alendronate sodium/ vitamin D3 combination tablets), the first drug/vitamin combination tablet in the US. His position at Merck immediately prior to his termination of services in 2017 was Scientific Associate Vice President of Clinical Research, where he was directly responsible for the technical and scientific support for all clinical research of Fosamax/Fosamax plus D and contributed to the development of many other osteoporosis and endocrine marketed and investigational drugs. Prior to joining Merck, he served as a Medical Officer at the US FDA and subsequently was a faculty member at Wayne State University Medical School in Detroit. Dr. Santora is a Clinical Associate Professor at the clinical faculty of Rutgers Robert Wood Johnson Medical School in New Brunswick, New Jersey. He has graduate training in Internal Medicine at Emory, and its Endocrinology and Metabolism subspecialty at the NIH in Bethesda. Dr. Santora received his M.D. and Ph.D. in biochemistry from Emory University in Atlanta.

During 2019, among other things, Dr. Santora was instrumental in initiating the Company’s Phase 2 trial of EB613 for Osteoporosis.

Pursuant to the Companies Law, any transaction between us and an office holder that is not the chief executive officer of the company and does not serve as a director, relating to his or her compensation must generally be consistent with the compensation policy and must be approved by the compensation committee and the board of directors. If such transaction is not consistent with our compensation policy, then it must also be approved by special majority of our shareholders.

In recognition of Dr. Santora’s significant contributions to our Company as CMO in 2019, on February 25, 2020 and on March 16, 2020, our Compensation Committee and the Board, respectively, have determined to grant Dr. Santora as of March 16, 2020, a one-time grant of options to purchase 40,000 ordinary shares, par value NIS 0.0000769 each, of the Company, under the 2018 Plan, and subject to the requirements of applicable laws and regulations. The options will have an exercise price of $2.14, and will vest over four (4), with 25% of the options vesting at the end of his first anniversary of the vesting commencement date, and thereafter the remaining 75% of the options shall vest in equal quarterly increments over the following three (3) years, so long as his engagement with the Company is still in effect.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to amend the terms of compensation of Dr. Santora. We are now seeking shareholder approval, as required under the Companies Law, by a special majority, of the one-time grant of compensation of Dr. Santora, as described herein.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the one-time grant of compensation to Dr. Arthur Santora, our Chief Medical Officer, as described in Proposal 5 of the Company’s Proxy Statement for the Company’s 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.”

Required Majority

Proposal 5 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 5 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 5, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 5 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 5, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 5.

PROPOSAL 6

RATIFICATION AND APPROVAL OF THE AMENDED TERMS OF COMPENSATION OF MS. DANA
YAACOV-GARBELI, OUR ISRAEL-BASED CHIEF FINANCIAL OFFICER

Background

Mrs. Dana Yaacov-Garbeli was appointed as our Israel-based Chief Financial Officer, or Israel CFO in June 2019. Mrs. Yaacov-Garbeli is currently a partner at A2Z Finance Ltd, where she serves as an outsourced CFO to both private and publicly traded companies and provides additional consulting and accounting services. Mrs. Yaacov-Garbeli previously served at PricewaterhouseCoopers Israel, including a short secondment to PricewaterhouseCoopers New York as a Senior Manager on audits of both public and privately held multi-national companies based in Israel, US and Europe, mainly in the pharmaceutical and biotech sectors. Mrs. Yaacov-Garbeli holds a B.A in accounting and business management and an MBA in financial management from The College of Management and Academic studies. Mrs. Yaacov-Garbeli is a Certified Public Accountant in Israel.

Pursuant to the Companies Law, any transaction between us and an office holder that is not the chief executive officer of the company and does not serve as a director, relating to his or her compensation must generally be consistent with the compensation policy and must be approved by the compensation committee and the board of directors. If such transaction is not consistent with our compensation policy, then it must also be approved by special majority of our shareholders.

On June 14, 2019 and on June 24, 2019, our Compensation Committee and the Board, respectively, have determined to approve the terms of compensation of Ms. Yaacov-Garbeli as our Israel CFO, pursuant to the Consultancy Agreement by and between the Company and A2Z Finance Ltd, or A2Z, effective June 2, 2019, or the Consultancy Agreement, for the provision of CFO services. The Consultancy Agreement is for an unlimited term, subject to termination without cause upon a thirty (30) days’ prior written notice, or immediate termination by the Company upon the occurrence of certain events including: (i) dishonest acts of Ms. Yaacov-Garbeli, breach of her duties (including the duty of loyalty) towards the Company and/or its subsidiaries, a breach of the terms of the Consultancy Agreement or certain other agreements between her and the Company or in the event of any act or omission of Ms. Yaacov-Garbeli that would have entitled the Company to legally dismiss her without severance payments if Ms. Yaacov-Garbeli was employed by the Company; or (ii) the employment of a new Chief Financial Officer by the Company.

In appreciation for Ms. Yaacov-Garbeli’s contribution to our Company, on February 25, 2020 and on March 16, 2020, our Compensation Committee and the Board, respectively, have determined to amend the terms of compensation of Ms. Yaacov-Garbeli as our Israel CFO. In approving and in making their recommendation to approve the amended terms of compensation of Ms. Yaacov-Garbeli as set forth below, the Compensation Committee and the Board considered, among other factors, Ms. Yaacov-Garbeli’s contribution to the Company in 2019 in leading the Company’s accounting functions as well as her credentials and capabilities, the compensation terms of similarly-situated Israel-based chief financial officers and our expectation of her continued contribution.

 The principal terms of compensation of Ms. Yaacov-Garbeli, as the Israel CFO of the Company, as amended effective January 1, 2020, are as follows:

(i)
Base Salary. Effective as of January 1, 2020, Ms. Yaacov-Garbeli will be entitled to a monthly fee of $14,000 plus VAT, for each full calendar month of services. Ms. Yaccov-Garbeli services to the Company are provided on a part time basis (2.5 full days a week).

(ii)
Options. Ms. Yaacov-Garbeli will be entitled to receive a one-time grant of options to purchase 35,000 ordinary shares par value 0.0000769 NIS each, of the Company, as of March 16, 2020, with an exercise price of $2.14, under the 2018 Plan, and subject to the requirements of applicable laws and regulations. The options will vest over four (4) years, with 25% of the options vesting at the end of the first anniversary of the grant date, and thereafter the remaining 75% of the options shall vest in equal quarterly increments over the following three (3) years, so long as her engagement with the Company is still in effect.

Ms. Yaacov-Garbeli shall also continue to be entitled to reimbursement for reasonable out-of-pocket expenses incurred by Ms. Yaacov-Garbeli in performing the services hereunder and pre-approved in writing by the Company, excluding car or similar expenses. Furthermore, Ms. Yaacov-Garbeli will continue to benefit from the indemnification letter previously provided by the Company.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the amended terms of compensation of Ms. Yaacov-Garbeli, as our Israel CFO.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the amended terms of compensation of Ms. Dana Yaacov-Garbeli, our Israel-based Chief Financial Officer, as described in Proposal 6 of our Proxy Statement for our 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.”

Required Majority

Proposal 6 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 6 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 6, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein in sub-section (i)) voted against Proposal 6 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 6, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 6.

PROPOSAL 7

RATIFICATION AND APPROVAL OF THE PURCHASE OF A PROFESSIONAL
LIABILITY INSURANCE POLICY FOR OUR CURRENT AND FUTURE DIRECTORS AND OFFICERS

Background

Pursuant to the Companies Law, any transaction between the Company and an office holder relating to his or her compensation as an office holder with the Company must generally be consistent with the compensation policy and must be approved by the Compensation Committee and the board of directors. If such transaction is not consistent with the compensation policy of the company, then it must also be approved by special majority of our shareholders.

In accordance with the provisions of the Companies Law and our Articles, we are entitled to insure each of our directors and officers against liabilities imposed on them in connection with their service or employment as our directors and officers, as provided, and subject to restrictions provided, under the Companies Law and our Articles.

As set out in our Directors and Officers Compensation Policy, or Compensation Policy, as approved in our 2018 Annual General Meeting, our directors and officers shall be covered by directors’ and officers’ liability insurance, as acquired by us, from time to time, in accordance with the provisions of applicable law. Such liability insurance shall not require the approval of our shareholders if: (i) the liability coverage does not exceed $25 million (for each claim and in the aggregate), the aggregate annual premium does not exceed $320,000, the "side A" directors and officers liability coverage does not exceed $10,000,000 (for each claim and in the aggregate), and its aggregate annual premium does not exceed $130,000 and deductible at the amount of $500,000; and (ii) the policy is on market terms and does not have a material impact on the profitability of the Company, its assets or liabilities.

 In January 22, 2020, the Company purchased a professional liability insurance policy for its directors and officers, who are appointed from time to time, or the Insurance Policy, covering our directors and officers for $12.5 million per annum, for an aggregate annual premium of $825,000. On January 21, 2020, our Compensation Committee and on January 22, 2020, the Board approved our purchase of the Insurance Policy. As the terms of the Insurance Policy are not in line with the framework included in our Compensation Policy, the approval of our shareholders is required.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the purchase of a professional liability insurance policy for our current and future directors and officers as described in Proposal 7 of our Proxy Statement for our 2020 Annual General Meeting of Shareholders, be, and it hereby is, ratified and approved.”

Required Majority

Proposal 7 requires the approval of: (1) the majority of the voting power present, in person or by proxy, and voting at the Meeting or at any postponement or adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 7 is approved by a majority of the ordinary shares participating and voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of Proposal 7, excluding abstentions; or (ii) the total number of shares held by such non-controlling, disinterested shareholders (as described herein, in sub-section (i)) voted against Proposal 7 does not exceed two percent (2%) of the aggregate voting rights in the Company. For further information on the definition of “controlling shareholder” and “personal interest,” see below “—Vote Required for Approval of Each of the Proposals.”

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal.  If you do not confirm that you do not have a personal interest in Proposal 7, your proxy will not be voted on the Proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 7.

Quorum and Voting Rights

On May 8, 2020, we had 18,234,191 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date, May 18, 2020, is entitled to one vote on all matters presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two (2) shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business day afterwards. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Approval of each Proposal requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof. This means that the numbers of shares voted “for” the proposal must exceed the numbers of shares voted “against” the proposal. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote.

In addition, under Israeli law, approval of each of Proposals 3 through 7 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present, in person or by proxy, and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 3 through 7, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activity (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of any one of the “means of control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 3 through 7, includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding the Company’s shares, but including the personal interest of the shareholder’s spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer owns five percent (5%) or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to each of Proposals 3 through 7, the vote of such shareholders may not be counted towards the majority requirement described above and will not count towards the two percent (2%) threshold described in the second bullet point above.

Please Note: Under Israeli case law, a shareholder must positively inform the Company whether or not such shareholder has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of each of Proposals 3 through 7. Your failure to check the box on the proxy card indicating that you have no personal interest will therefore require the Company to assume that you have a personal interest in Proposals 3 through 7, as the case may be, and disqualify your vote on such Proposals 3 through 7, as the case may be.

We may not assume that a shareholder who signs and returns a proxy card without a specific indication as to the lack of personal interest of such shareholder has no personal interest with respect to Proposals 3 through 7. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 3 through 7, you should not indicate in the appropriate box that there exists no personal interest on the enclosed proxy card. If you hold your shares in “street name” (meaning your shares are held through a bank, broker or other nominee) and you believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Israel-based CFO on your behalf.

How You Can Vote

You can vote your shares by (i) attending the Meeting; (ii) completing signing and returning a proxy card; or (iii) voting through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on June 24, 2020. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, AST, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website at www.enterabio.com, under the tab “–Investors–SEC Filings,” and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Israel-based CFO via email to dana@enterabio.com or via fax no. +972-2-532-7151. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, not later than four (4) hours before the time fixed for the Meeting, that is, 1:00 p.m. (Israel time) on Thursday, June 25, 2020.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular Proposal, your shares will be voted in favor of the Proposal, in accordance with the recommendation of the Board, except with regard to Proposals 2 through 7. If you do not give specific instructions with respect to Proposals 2 through 7, your broker will not be permitted to cast a vote with respect to such Proposal (commonly referred to as a “broker non-vote”). In such circumstances, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items.”

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on May 18, 2020. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, AST, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the CEO and Israel-based CFO of the Company (by completing, signing and returning the proxy card to our Israel-based CFO via email to dana@enterabio.com or via fax no. +972-2-532-7151 as described under the heading “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date received by the Company at least twenty-four (24) hours prior to the Meeting, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 28, 2020. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.enterabio.com, under the tab “–Investors–SEC Filing.” The contents of our website are not a part of this proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by (i) each person or entity known by us to own beneficially five percent (5%) or more of our outstanding ordinary shares (as of the date of such shareholder’s Schedule 13G filing for Entera Bio Ltd. with the SEC); (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

According to our transfer agent, as of May 8,2020, there were 91 record holders of our ordinary shares, among whom 74 are U.S. holders who beneficially own less than 50% of our ordinary shares. None of our shareholders has different voting rights from other shareholders.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership, generally, includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, unless described otherwise within the footnotes, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days as of May 8, 2020 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. The percentage of ordinary shares beneficially owned is based on 18,234,191ordinary shares outstanding as of May 8, 2020. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Entera Bio Ltd., Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel and 37 Walnut Street, Suite 300 Wellesley Hills, Massachusetts, U.S.

Name	Number and Percentage of Ordinary Shares
	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
D.N.A Biomedical Solutions Ltd.(1)	3,762,959	20.45%
Gakasa Holdings LLC(2)	2,374,275	12.58%
Capital Point Ltd.(3)	1,604,820	8.76%
Centillion Fund, Inc.(4)	1,402,310	7.58%
Menachem Ehud Raphael(5)	1,475,237	7.87%
Executive Officers and Directors:
Zeev Bronfeld(6)	3,782,582	20.53%
Yonatan Malca(7)	3,782,582	20.53%
Dr. Phillip Schwartz(8)	802,848	4.35%
Gerald Lieberman(9)	315,540	1.71%
Dr. Roger J. Garceau(10)	363,220	1.95%
Dr. Hillel Galitzer(11)	125,385	*
Jonathan Lieber(12)	8,862	*
Dr. Arthur Santora(13)	14,065	*
Faith L. Charles(14)	19,622	*
Miranda J. Toledano(15)	19,622	*
Gerald M. Ostrov(16)	14,016	*
Sean Ellis(17)	11,213	*
Adam Gridley	-	-
Dana Yaacov-Garbeli	-	-
All Directors and Executive Officers as a Group (14 persons)(18)	1,733,637	9.01%

* Less than 1%

(1)
Based partly on the Schedule 13G/A filed by D.N.A Biomedical Solutions, or D.N.A, with the SEC on February 18, 2020 regarding its holdings. Zeev Bronfeld is the controlling shareholder of D.N.A. By reason of such control, Zeev Bronfeld may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the shares beneficially owned by D.N.A. Mr. Bronfeld disclaims beneficial ownership of the shares held by D.N.A. D.N.A’s holdings consisted of: (i) 3,256,630 ordinary shares as reported, (ii) 337,553 ordinary shares and (iii) Investor Warrants to purchase 168,776 ordinary shares exercisable within 60 days as of May 8, 2020, issued to D.N.A on February 18, 2020 following our shareholders’ approval of D.N.A’s participation in our Private Placement. D.N.A’s address is at Shimon Hatarsi 43 St., Tel Aviv, Israel.

(2)
Consists of (i) 1,741,363 ordinary shares and (ii) warrants to purchase 632,912 ordinary shares, exercisable within 60 days as of May 8, 2020. Gakasa Holdings LLC’s address is 201 S. Biscayne Blvd., Suite 800, Miami, Florida.

(3)
Based solely on the Schedule 13G/A filed by Capital Point Ltd. with the SEC on February 13, 2020 regarding its holdings as of December 31, 2019.  Capital Point Ltd. reported that its holdings comprised of (i) 1,521,520 ordinary shares, and (ii) warrants to purchase 83,300 ordinary shares exercisable within 60 days as of May 8, 2020. Capital Point Ltd.’s address is at 1 Azrieli Towers Tel Aviv, 67021 Israel.

(4)
Based on solely the Schedule 13G/A filed by Centillion Fund, Inc. with the SEC on March 11, 2020 regarding its holdings as of December 31, 2019. Centillion Fund Inc. reported that its holdings comprised of i) 1,131,130 ordinary shares and (ii) warrants to purchase 271,180 ordinary shares, exercisable within 60 days as of May 8, 2020. Centillion Fund, Inc.’s address is at 10 Manoel Street, Castries, Saint Lucia.

(5)
Based solely on the Schedule 13G filed by Menachem Ehud Raphael with the SEC on March 9, 2020 regarding its holdings as of December 31, 2019. Menachem Ehud Raphael further reported that its holdings consist of (i) 975,258 ordinary shares, and (ii) 499,979 options to acquire ordinary shares, exercisable within 60 days as of December 31, 2019. Menachem Raphael’s address is at 12 Ha’seora, Tel Aviv, Israel.

(6)
Based on the Schedule 13G/A filed by Mr. Zeev Bronfeld with the SEC on February 18, 2020 regarding its holdings as of December 31, 2018. Mr. Bronfeld is the controlling shareholder of D.N.A. By reason of such control, Mr. Bronfeld may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the shares beneficially owned by D.N.A. Mr. Bronfeld disclaims beneficial ownership of the shares held by D.N.A. D.N.A holdings comprised of: (1) 3,256,630 ordinary shares as reported, and (ii) on February 18, 2020 following our shareholders’ approval of D.N.A investment, we issued to D.N.A 337,553 ordinary shares and warrants to purchase 168,776 ordinary shares exercisable within 60 days as of May 8, 2020. In addition, his holdings consist of 19,622 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.

(7)	Mr. Yonatan Malca is the CEO and a director of D.N.A. In addition, his holdings consist of 19,622 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.
(8)	Consists of (i) 579,410 ordinary shares and (ii) 223,438 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.
(9)	Consists of (i) 97,872 ordinary shares, (ii) 177,962 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020, and (iii) warrants to purchase 39,706 ordinary shares.
(10)	Consists of (i) 4,940 ordinary shares (ii) 356,330 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020, and (iii) warrants to purchase 1,950 ordinary shares.
(11)	Consists of (i) 36,010 ordinary shares and (ii) 53,625 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.
(12)	Consists of 8,862 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.
(13)	Consists of 14,065 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.
(14)	Consists of 19,622 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.
(15)	Consists of 19,622 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.
(16)	Consists of 14,016 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.
(17)	Consists of 11,213 options to acquire ordinary shares, exercisable within 60 days of May 8, 2020.
(18)	Consists of (i) 718,232 ordinary Shares, (ii) options to acquire 973,749 ordinary shares, exercisable within 60 days of May 8, 2020, and (iii) warrants to purchase 41,656 ordinary shares.

INFORMATION REGARDING COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding the compensation awarded to, earned by, or paid to each of our five most highly compensated executive officers and directors during the 12 months ended December 31, 2019, please refer to Section 6.B. (“—Compensation— Compensation of Executive Officers and Directors”) of the Company’s Annual Report on Form 20-F, filed with the SEC on March 26, 2020 (File No. 001-38556).

ADDITIONAL INFORMATION

The Company’s final prospectus from its IPO, filed with the SEC on June 27, 2018, and the Company’s Annual Report for the year ended December 31, 2019, filed with the SEC on Form 20-F on March 26, 2020 are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “—Investors—SEC Filings” in the Company’s website at www.enterabio.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Mr. Gerald Lieberman Chairman of the Board of Directors

Jerusalem, Israel
May 13, 2020